SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 2)



                                Base Ten Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  069 779 20 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Jesse L. Upchurch
                                500 Main Street
                             Fort Worth, Texas 76102
                                 (817) 870-0301
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  April 9, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
----------------------
CUSIP NO. 069 779 20 5
----------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON AND
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON

     JESSE L. UPCHURCH                                      SS#  ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) [x]    (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     PF, WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         13,056,205
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          12,161,519
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,056,205
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       58.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------
CUSIP NO. 069 779 20 5
----------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON AND
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON

     DREW SYCOFF                                             SS#  ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) [x]    (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     PF, WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         13,056,205
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          113,434
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,056,205
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       58.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------
CUSIP NO. 069 779 20 5
----------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON AND
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON

     KEVIN R. LOCKHART                                 SS#
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) [x]    (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     PF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         13,056,205
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          781,252
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,056,205
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       58.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934


Item 1.    Security and Issuer:

           Class A Common Stock issued by:
           Base Ten System, Inc.
           One Electronics Drive
           Trenton, New Jersey  08619

Item 2.    Identity and Background

           1.  (a)-(c)

           Jesse L. Upchurch, whose business address is, c/o Upchurch Corporation, 500 Main Street, Fort Worth, TX 76102, is the Chairman and CEO of Upchurch Corporation, a privately held company, with a principal business address at 500 Main Street, Fort Worth, TX 76102. Mr. Upchurch holds shares of Class A Common Stock ("Class A Common") of Base Ten Systems, Inc. (the "Company") directly and indirectly through Trust C of the Constance J. Upchurch Family Trust ("Trust C"), of which Mr. Upchurch is the Trustee. The shares held by Trust C were transferred from the Estate of Constance Upchurch (the "Estate"), through which Mr. Upchurch had acquired and held shares of Class A Common, as executor and beneficiary of the Estate.

           Mr. Upchurch is also the sole stockholder of World Video Library ("WVL"), through which he also had acquired and held shares of Class A Common until December 31, 1998, at which time such shares were distributed to Mr. Upchurch (and thereafter held directly by him).

           (d) Criminal Proceedings:

           Not Applicable

           (e) Civil Proceedings Relating to Federal or State securities laws:

           Not Applicable

           (f) Citizenship:

           United States

           2.  (a)-(c)

           Drew Sycoff, whose business address is c/o Andrew Garrett, Inc., 52 Vanderbilt Avenue, 20th Floor, New York, NY 10017, is the President of Andrew Garrett, Inc., with a principal business address at 52 Vanderbilt Avenue, 20th Floor, New York, NY 10017. Mr. Sycoff holds shares of Class A Common Stock of the Company directly and indirectly through Andrew Garrett, Inc. ("AGI"), of which Mr. Sycoff owns 98% of the capital stock. AGI is a broker-dealer registered under the Securities Exchange Act of 1934, and a portion of the shares held by AGI are held in a trading account that is used to make a market for the Class A Common shares on the NASDAQ National Market, with the remaining portion held in an account used for investment purposes.

           (d) Criminal Proceedings:

           Not Applicable

           (e) Civil Proceedings Relating to Federal or State securities laws:

           Not Applicable

           (f) Citizenship:

           United States

           3. (a) - (c)

           Kevin R. Lockhart, whose business address is c/o Prophet Systems Innovations, 111 West 3rd Street, Ogallala, NE 69153, is the CEO of Prophet Systems Innovations, with a principal business address at 111 West 3rd Street, Ogallala, NE 69153.

           (d) Criminal Proceedings:

           Not Applicable

           (e) Civil Proceedings Relating to Federal or State securities laws:

           Not Applicable

           (f) Citizenship:

           United States

Item 3.    Source and Amount of Funds Or Other Consideration

            1. Mr. Upchuch used personal funds, Estate funds, Trust C funds and WVL working capital to acquire the Class A Common shares reported herein.

            2. Mr. Sycoff used personal funds and AGI working capital to acquire the Class A Common shares reported herein.

            3. Mr. Lockhart used personal funds to acquire the Class A Common shares reported herein.

Item 4.    Purpose of Transaction

           The reporting persons intend to vote their shares of Class A Common Stock to elect persons designated by them to the Company's Board of Directors, and to work with the Company's management to seek to maximize shareholder value for the Company's shareholders. The reporting persons plan to elect persons designated by them to all the Board positions that are up for election at the forthcoming annual meeting. The reporting persons understand that, currently, two such positions will be open for election at that time. The reporting persons do not intend to solicit proxies at the forthcoming annual meeting. Representatives of the reporting persons have had meetings with representatives of the Company's management to discuss the information set forth in response to this item 4.

           The following people have advised the reporting persons that they are willing to serve as Directors of the Company, and the reporting persons will support each of these persons for election to the Board as promptly as possible.

                  John C. Rhineberger, 55, currently acts as a consultant through Rhineberger Organization, Inc., providing sales, marketing and product development consulting in the home center and other industries since 1998. From 1996 to 1997, Mr. Rhineberger was a regional Vice President of Shaw Industries, a carpet manufacturer, responsible for retail operations. From 1993 to 1996, Mr. Rhineberger was a merchandising executive for Home Depot. During the period from 1989 to 1993 Mr. Rhineberger served as the President and Chief Executive Officer of Post Tool Retail Stores and Sun Flooring Distribution, each a subsidiary of West Union Company. From 1987 to 1988, Mr. Rhineberger was the President and General Manager of Sherwin William's Floor World, a floor covering retail business. Prior to 1987, Mr. Rhineberger held various positions at Color Tile, a retail store chain, including President and Chief Operating Officer

                  Robert Hurwitz, 55, has been the Chairman and co-founder of HomePlace Stores, Inc., a chain of home furnishings stores, since April, 1994. HomePlace Stores, Inc. is wholly-owned by HomePlace Holdings, Inc., of which Mr. Hurwitz is the Chairman and Chief Executive Officer. In January, 1998, HomePlace Holdings, Inc. filed a voluntary petition in bankruptcy under Chapter 11 of the United States Bankruptcy Act and is currently in the process of reorganization. From 1988 to 1994, Mr. Hurwitz was the Chairman and co-founder of OfficeMax, Inc., a chain of discount office supply stores. Prior to 1988, Mr. Hurwitz served as the Chairman and Chief Executive Officer of Professional Housewares Distributors Inc., an international distributor of housewares and electronic appliances, which he also co-founded in 1977. Mr. Hurwitz has also been a general partner of Coral Company, Inc., a real estate development company, since 1987.

Item 5.    Interest in Securities of the Issuer

           1. (a) The aggregate number of Class A Common shares beneficially owned by Mr. Upchurch is 13,056,205, including 1,000,000 warrants exercisable for an equal number of Class A Common shares, representing 58.9% of the Class A Common shares outstanding (treating the 1,000,000 shares for which the warrants are exercisable as outstanding for this purpose). (In addition, approximately 71,410 shares of Class B Common Stock ("Class B Common") and 15,203 Convertible Preferred Shares, Series B ("Series B Preferred") of the Company are outstanding, but have not been included for purposes of this Item 5. Generally, the Class A Common, Class B Common and Series B Preferred vote together as one class on matters submitted to a vote of the Company's shareholders, including the election of Directors. Each share of Class B Common is entitled to one vote per share and is convertible into 1.5 shares of Class A Common. Each share of Series B Preferred is entitled to the number of votes equal to the number of shares of Class A Common into which it is convertible. The aggregate number of votes to which the holders of Class B Common and Series B Preferred are entitled is not readily determinable, but would have a dilutive effect on the voting power of the reporting persons reported herein.)

               (b)  The number of shares as to which Mr. Upchurch has:

                    (i)    sole   power  to  vote  or  to  direct  the  vote  is
                           -0-.

                    (ii) shared power to vote or to direct the vote is 13,056,205.

                    (iii) sole power to dispose or to direct the disposition of is 12,161,519.

                    (iv)   shared   power  to   dispose  of  or  to  direct  the
                           disposition of is -0-.

               (c) On March 5, 1999, Mr. Upchurch, on behalf of Trust C, purchased 2,500,000 Class A Common shares upon conversion of the Company's 9.01% subordinated convertible debentures, at an exercise price of $4.00 per share.

                    On March 11, 1999, Mr. Upchurch purchased 100,000 Class A Common shares in the open market, at a price of $1.91 per share.

                    On March 16, 1999,  Mr.  Upchurch  puchased   50,000 Class A
                    Common shares in the open market, at a price of $1.78 per share.

                    On March 23, 1999, Mr. Upchurch purchased 25,000 Class A Common shares in the open market, at a price of $1.53 per share.

               (d)  Not Applicable.

               (e)  Not Applicable.

           2. (a) The aggregate number of Class A Common shares beneficially owned by Mr. Sycoff is 13,056,205, including 1,000,000 warrants exercisable for an equal number of Class A Common shares, representing 58.9% of the Class A Common shares outstanding (treating the 1,000,000 shares for which the warrants are exercisable as outstanding for this purpose). (In addition, approximately 71,410 shares of Class B Common Stock ("Class B
                Common") and 15,203 Convertible Preferred Shares, Series B ("Series B Preferred") of the Company are outstanding, but have not been included for purposes of this Item 5. Generally, the Class A Common, Class B Common and Series B Preferred vote together as one class on matters submitted to a vote of the Company's shareholders, including the election of Directors. Each share of Class B Common is entitled to one vote per share and is convertible into 1.5 shares of Class A Common. Each share of Series B Preferred is entitled to the number of votes equal to the number of shares of Class A Common into which it is convertible. The aggregate number of votes to which the holders of Class B Common and Series B Preferred are entitled is not readily determinable, but would have a dilutive effect on the voting power of the reporting persons reported herein.)

               (b)  The number of shares as to which Mr. Sycoff has:

                    (i)    sole power to vote or to direct the vote is -0-.

                    (ii) shared power to vote or to direct the vote is 13,056,205.

                    (iii) sole power to dispose or to direct the disposition of is 113,434.

                    (iv) shared power to dispose or to direct the disposition of is -0-.

               (c) Mr. Sycoff, through AGI, has made numerous purchases and sales of the Class A Common shares during the past 60 days in the ordinary course of business as a broker-dealer, for the purpose of making a market for the Class A Common shares on the NASDAQ National Market. In this capacity, shares of Class A Common were purchased and sold from January 31, 1999 through April 1, 1999, for prices ranging from $1.13 to $2.78 per share.

               (d)  Not Applicable.

               (e)  Not Applicable.

           3. (a) The aggregate number of Class A Common shares beneficially owned by Mr. Lockhart is 13,056,205, including 1,000,000 warrants exercisable for an equal number of Class A Common shares, representing 58.9% of the Class A Common shares outstanding (treating the 1,000,000 shares for which the warrants are exercisable as outstanding for this purpose). (In addition, approximately 71,410 shares of Class B Common Stock ("Class B Common") and 15,203 Convertible Preferred Shares, Series B ("Series B Preferred") of the Company are outstanding, but have not been included for purposes of this Item 5. Generally, the Class A Common, Class B Common and Series B Preferred vote together as one class on matters submitted to a vote of the Company's shareholders, including the election of Directors. Each share of Class B Common is entitled to one vote per share and is convertible into 1.5 shares of Class A Common. Each share of Series B Preferred is entitled to the number of votes equal to the number of shares of Class A Common into which it is convertible. The aggregate number of votes to which the holders of Class B Common and Series B Preferred are entitled is not readily determinable, but would have a dilutive effect on the voting power of the reporting persons reported herein.)

               (b)  The number of shares as to which Mr. Lockhart has:

                    (i)    sole   power  to  vote  or  to  direct  the  vote  is
                           -0-.

                    (ii) shared power to vote or to direct the vote is 13,056,205.

                    (iii) sole power to dispose or to direct the disposition of is 781,252.

                    (iv)   shared   power  to   dispose  of  or  to  direct  the
                           disposition of is -0-.

               (c)  Not Applicable.

               (d)  Not Applicable.

               (e)  Not Applicable.

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

            Each of the reporting persons has agreed to act together with respect to the matters described in response to Item 4 hereof, including voting their respective shares in the election of Directors and other corporate matters, in order to help maximize shareholder value for the Company's shareholders.

Item 7.     Material to be filed as Exhibits.

            Exhibit E  - Joint  Filing  Agreement  dated   April 12,  1999 among
            Jesse L. Upchurch, Drew Sycoff and Kevin R. Lockhart.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 1999

                                                      /s/ Jesse L. Upchurch
                                                     ---------------------------
                                                     Signature
                                                     Name:  Jesse L. Upchurch

                                                      /s/ Drew Sycoff
                                                     ---------------------------
                                                     Signature
                                                     Name:  Drew Sycoff

                                                      /s/  Kevin R. Lockhart
                                                     ---------------------------
                                                     Signature
                                                     Name: Kevin R. Lockhart